Enterra Energy Trust Announces 2007 Financial and Operating Results

and Filing of Annual Information Form and Form 40-F

Calgary, Alberta – (Marketwire – March 31, 2008) – Enterra Energy Trust (“Enterra” or the “Trust”) (TSX: ENT.UN, NYSE: ENT) announces its financial and operating results for the fourth quarter and year ended December 31, 2007.

Blaine Boerchers, Chief Financial Officer of Enterra commented, “Although 2007 was very challenging with writedowns due to asset sales and goodwill impairment contributing to a loss for the year, there are positive aspects to consider.  For example, our U.S. reserve replacement  for 2007 of 2.1 million boe was added at a cost of less than $8 per boe, and the overall Trust reserve replacement cost was also very competitive at $11.76 per boe.  Looking forward, our oil and liquids production weighting (approximately 38%) has provided exposure to oil price upside in the new year, gas prices are also much stronger, and our debt has been reduced by $48.9 million as at March 31.  Although there is still much work to do, there are good potential opportunities ahead of us.”

2008 Plan Highlights and Achievements

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Debt reduction goals (announced December 21, 2007) have been achieved

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Large asset sales completed

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Drilling program and prospect inventory development proceeding as per budget

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Cost reduction initiatives continue

As of March 31, 2008, Enterra has reduced its first-lien credit facility from $148 million to $110 million, and its second-lien facility from $40 million to $29.1 million.  The Trust has until June 30, 2008 to further reduce the second lien to $28.0 million and anticipates that this repayment can be achieved with cash flow or refinancing.  Enterra has approached its lending syndicate with regard to the removal of certain restrictive covenants now that these repayments have been made.

Enterra continues to execute on its conservative $30.0 million capital program, split evenly between operations in Canada and Oklahoma.

2007 Significant Events

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Acquired a prolific heavy oil play in addition to established gas production through the $63.3 million acquisition of Trigger Resources Ltd. (“Trigger Resources”)

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Initiated disposition of non-core assets; majority of transactions closed in early 2008

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Suspended distributions until November 20, 2008

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Average production of 12,428 boe/day, consisting of 62% natural gas

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Successful drilling programs in Canada and Oklahoma

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58% drop in reserve replacement costs

Operations

While average production for the year remained essentially flat, the fundamental performance of the Trust was impacted by lower commodity prices and higher operating and overhead costs.  Production additions through the acquisition of Trigger Resources and from drilling programs in Canada and Oklahoma were effectively offset through natural production declines and the sale of minor assets during the year.  Year-end proven plus probable reserves, net of non-core asset sales completed subsequent to year-end, declined by a modest 2%.  The Trust estimates that, after the effect of asset sales, its production for the first quarter of 2008 will be in the range of 9,800 – 10,300 boe/day.

In 2007, the Trust drilled the first wells operated by Enterra under the direction of its own technical team.  Overall, the drilling success rate of the Trust – operated and through the Oklahoma farmout – was 97% (32 gross wells, 11.8 net wells).  This program, combined with the acquisition of Trigger Resources, resulted in a tremendous improvement in the finding, development and acquisition cost of reserves, which dropped 58% to $11.76 per boe (based on proved plus probable reserves).

Net Loss

The Trust experienced significant losses due to the writedown of goodwill ($76.4 million), ceiling test impairments primarily due to the difference between fair-market and book value of assets sold subsequent to year-end ($26.3 million) and continuing high depletion, depreciation and accretion (“DD&A”) expenses ($124.4 million). This resulted in a net loss of $142.0 million.  However, it is positive that DD&A expense per boe was lower this year by 26% at $33.22, even after the inclusion of the ceiling test write down.

2007 Financial Summary
	Years ended
	2007	2006	Change
Average production (boe/day)	12,428	12,352	1%
Average price realized per boe	$49.34	$51.82	(5%)
Operating expense per boe	$14.29	$11.17	28%
G&A expense per boe (cash and non-cash)	$5.41	$4.52	20%
Interest expense per boe	$4.98	$5.92	(16%)
DD&A (including impairment) per boe	$33.22	$44.68	(26%)
Net loss per unit	($2.38)	($1.46)	(63%)
Proved plus probable reserves (mboe) (2007 reserves excluding assets sold subsequent to year end)	26,917	27,358	(2%)
Finding, development and acquisition cost per boe (proved plus probable reserves, excluding future development costs)	$11.76	$27.89	(58%)
Operating recycle ratio (proved plus probable reserves, excluding future development costs)	2.13	1.07	99%

Annual Information Form and Form 40-F

Enterra also announces that it has filed its Annual Information Form ("AIF") for the year ended December 31, 2007 with the Canadian securities regulatory authorities on the System for Electronic Document Analysis and Retrieval ("SEDAR") in Canada. The AIF contains the disclosure and reports relating to reserves data and other oil and gas information as mandated and required by Canadian Securities Administrators under National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. The Trust has also filed its Form 40-F with the Securities and Exchange Commission on the Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system in the United States.

Electronic copies of the Trust’s audited consolidated financial statements with accompanying notes and Management’s Discussion and Analysis, and the Trust’s AIF can be found for viewing on Enterra's profile at www.sedar.com. An electronic copy of the Trust's Form 40-F may be obtained on Enterra's profile at http://www.sec.gov/edgar.shtml. All documents will also be available on the Trust's website at www.enterraenergy.com.

Unitholders may request to receive a hard copy of the company's complete audited financial statements, free of charge, by contacting Investor Relations by email at info@enterraenergy.com, or by phone at (877) 263-0262.

Conference Call & Webcast

Enterra will host a conference call and webcast Thursday, April 3, 2008 at 9:00 a.m. MT (11:00 a.m. ET) to discuss the Trust’s 2007 results and provide an update on the 2008 plan.

To access the call, please dial 866-540-8136 or 416-406-6419. A live audio webcast of the conference call will be available on the home page of our website at www.enterraenergy.com.

A replay of the conference call will be available until 11:59 p.m. MT, Thursday, April 10, 2008. The replay may be accessed on Enterra’s website in the Investor Relations section, or by dialing 800-408-3053 or 416-695-5800, followed by passcode 3256748#.

Barrels of Oil Equivalent

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

About Enterra Energy Trust

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada and in Oklahoma, U.S.A.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Kristin Mason

Investor Relations Coordinator

(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com